EXHIBIT 15.2
CONSOLIDATED BALANCE SHEET
OF
TEEKAY OFFSHORE GP L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
TEEKAY OFFSHORE GP L.L.C.
We have audited the accompanying consolidated balance sheet of Teekay Offshore GP L.L.C. as of December 31, 2008. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Teekay Offshore GP L.L.C. at December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada	/s/ Ernst & Young LLP
June 24, 2009	Chartered Accountants

TEEKAY OFFSHORE GP L.L.C. (Note 1)
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

As at
December 31,
2008
$
ASSETS
Current
Cash and cash equivalents (note 6)	132,902
Accounts receivable	39,500
Net investment in direct financing leases — current (note 7)	22,941
Prepaid expenses	25,334
Due from affiliates (note 9)	10,110
Other current assets	2,585

Total current assets	233,372

Vessels and equipment (note 6)
At cost, less accumulated depreciation of $793,918	1,708,006

Net Investment in direct financing leases (note 7)	55,710
Other assets	12,015
Intangible assets — net (note 4)	45,290
Goodwill — shuttle tanker segment	127,113

Total assets	2,181,506

LIABILITIES AND MEMBER’S EQUITY
Current
Accounts payable	9,901
Accrued liabilities (note 5)	44,467
Due to affiliate (note 9)	8,819
Current portion of derivative instruments (note 10)	54,937
Current portion of long-term debt (note 6)	125,503
Due to joint venture partners	21,019

Total current liabilities	264,646

Long-term debt (note 6)	1,440,933
Deferred income taxes (note 11)	12,648
Derivative instruments (note 10)	138,374
Other long-term liabilities	21,346

Total liabilities	1,877,947

Commitments and contingencies (notes 6, 7, 10 and 12)

Non-controlling interest	300,232

Member’s equity
Member’s equity	3,668
Accumulated other comprehensive loss	(341)

Total member’s equity	3,327

Total liabilities and member’s equity	2,181,506

The accompanying notes are an integral part of the Consolidated Balance Sheet.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
1.	Summary of Significant Accounting Policies
Basis of presentation
Teekay Offshore GP L.L.C. (the Company or the General Partner), a Marshall Islands limited liability company, was formed on August 25, 2006 to become the general partner of Teekay Offshore Partners L.P. (the Partnership). The Company is a wholly owned subsidiary of Teekay Corporation. On August 25, 2006, Teekay Corporation contributed $1,000 to the Company in exchange for a 100% ownership interest. The Company initially invested $20 in the Partnership for its 2% general partner interest.
During August 2006, Teekay Corporation formed the Partnership, a Marshall Islands limited partnership, as part of its strategy to expand in the marine transportation, processing and storage sectors of the offshore oil industry and for the Partnership to acquire, in connection with the Partnership’s initial public offering of its common units, a 26.0% interest in Teekay Offshore Operating L.P. (or OPCO), consisting of a 25.99% limited partner interest to be held directly by the Partnership and a 0.01% general partner interest to be held through the Partnership’s ownership of Teekay Offshore Operating GP L.L.C., OPCO’s sole general partner.
Prior to the closing of the Partnership’s initial public offering on December 19, 2006, Teekay Corporation transferred eight Aframax conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (or Norsk Teekay) and one floating storage and offtake (or FSO) unit to Teekay Offshore Australia Trust. Teekay Corporation then transferred to OPCO all of the outstanding interests of four wholly-owned subsidiaries — Norsk Teekay, Teekay Nordic Holdings Inc., Teekay Offshore Australia Trust and Pattani Spirit L.L.C. These four wholly-owned subsidiaries, the assets of which include the eight Aframax conventional crude oil tankers and the FSO unit, are collectively referred to as Teekay Offshore Partners Predecessor or the Predecessor.
Immediately prior to the closing of the Partnership’s initial public offering, Teekay Corporation sold to the Partnership the 25.99% limited partner interest in OPCO and its subsidiaries and a 100% interest in Teekay Offshore Operating GP L.L.C., which owns the 0.01% general partner interest in OPCO. In exchange for the equity interests, Teekay Corporation received 2,800,000 common units and 9,800,000 subordinated units from the Partnership and a $134.6 million non-interest bearing promissory note. The Company received a 2.0% general partner interest and all of the incentive distribution rights in the Partnership. In June 2008 the Partnership purchased from Teekay Corporation an additional 25.0% limited partner interest in OPCO. See Note 2.
This consolidated balance sheet has been prepared in conformity with United States generally accepted accounting principles (or GAAP). Effective January 1, 2007, we began consolidating the Partnership on a prospective basis in accordance with Emerging Issues Task Force Issue No. 04-5, “Determining Whether a General Partner, of the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 presumes that a general partner controls a limited partnership and therefore should consolidate the partnership in the financial statements of the general partner. Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results may differ from those estimates.
Reporting currency
The consolidated financial statements are stated in U.S. dollars. The functional currency of the Partnership is U.S. dollars because most of the Partnership’s shipping revenues are currently earned in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated to reflect the year-end exchange rates.
Operating revenues and expenses
The Partnership recognizes revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Partnership does not recognize revenue during days that the vessel is off-hire. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. All other voyage revenues from voyage charters are recognized on a percentage of completion method. The Partnership uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Partnership does not begin recognizing voyage revenue until a charter has been agreed to by the customer and the Partnership, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned and incurred, respectively, in subsequent periods. As at December 31, 2008, there was no deferred revenue. As at December 31, 2008, the deferred portion of expenses, which are included in prepaid expenses, was $14.4 million.
Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
Cash and cash equivalents
The Partnership classifies all highly liquid investments with an original maturity date of three months or less when purchased as cash and cash equivalents.
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Partnership believes that the receivable will not be recovered.
Vessels and equipment
All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized.
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, commencing from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessel for 25 years.
Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving and/or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs or maintenance are expensed as incurred.
Generally, the Partnership drydocks each shuttle tanker and conventional oil tanker every two and a half to five years. FSO units are generally not drydocked. The Partnership capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. The Partnership includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or are expenditures that either add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. The Partnership expenses as incurred costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost are expensed in the month of the subsequent drydocking.
Drydocking activity for the year ended December 31, 2008 is summarized as follows:

Year Ended
December 31,
2008
$
Balance at beginning of period	71,910
Cost incurred for drydocking	26,944
Drydock amortization	(22,235)

Balance at end of period	76,619

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the asset.
Direct financing leases
The Partnership assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (or VOC equipment) during loading, transportation and storage of oil and oil products. Leasing of the VOC equipment is accounted for as a direct financing lease with lease payments received by the Partnership being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
Investment in joint ventures
Investments in companies over which the Partnership exercises significant influence, are accounted for using the equity method, whereby the investment is carried at the Partnership’s original cost plus its proportionate share of undistributed earnings. The excess carrying value of the Partnership’s investment over its underlying equity in the net assets is included in the consolidated balance sheet as investment in joint ventures. On December 1, 2006, the operating agreements for the five 50%-owned joint ventures, each of which owns one shuttle tanker, were amended. These amendments resulted in the Partnership obtaining control of these entities and, consequently, the Partnership has consolidated these entities effective December 1, 2006. As at December 31, 2008, the Partnership had a 50% interest in six subsidiaries.
Debt issuance costs
Debt issuance costs, including fees, commissions and legal expenses, are presented as other assets and capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.
Goodwill and intangible assets
Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceed its fair value.
The Partnership’s intangible assets, which consist of contracts of affreightment acquired as part of the Predecessor’s purchase of Navion AS in 2003, are amortized over their respective lives, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts.
Derivative instruments
All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying consolidated balance sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership generally does not designate its interest rate swap agreements as cash flow hedges for accounting purposes. The Partnership generally designates foreign currency forward contracts as cash flow hedges for accounting purposes. (Please see Note 10.)
When a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer possible of occurring.
For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in partners’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from partners’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged items may still possibly affect earnings, the gains and losses initially recognized in partners’ equity remain until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item. If the hedged items may no longer affect earnings, amounts recognized in partners’ equity are immediately transferred to earnings.
For derivative financial instruments that are not designated or that do not qualify as hedges under Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the changes in the fair value of the derivative financial instruments are recognized in earnings.
Gains and losses from the Partnership’s non-designated interest rate swaps related to long-term debt are recorded in interest expense. Gains and losses from the Partnership’s foreign currency forward contracts are recorded within operating expenses, based on the nature of the expense being hedged.
Income taxes
The Partnership’s Norwegian subsidiaries and Australian subsidiary are subject to income taxes. The Partnership accounts for such taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes.
In July 2006, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS 109. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
The Partnership adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a significant impact on the Partnership’s financial position and results of operations. As of December 31, 2008, the Partnership did not have any material unrecognized tax benefits or material accrued interest and penalties relating to taxes. The Partnership does not expect any material changes to its unrecognized tax positions within the next twelve months.
The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The 2006, 2007, and 2008 tax years remain open to examination by the Australian and Norwegian taxing jurisdictions to which the Partnership is subject.
Recent Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (or FASB) issued Statement of Financial Accounting Standards (or SFAS) 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This statement changes existing accounting requirements for other-than-temporary impairment. SFAS 115-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 115-2 on its consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly. SFAS 157-4 amends SFAS 157, Fair Value Measurements to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. SFAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly. SFAS 157-4 supersedes SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. The guidance in SFAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. Early adoption is permitted, but only for periods ending after March 15, 2009. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 157-4 on its consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 107-1 and APB 28-1, Interim Disclosures About Fair Value of Financial Instruments. SFAS 107-1 extends the disclosure requirements of SFAS 107, Disclosures about Fair Value of Financial Instruments to interim financial statements of publicly traded companies as defined in APB Opinion No. 28, Interim Financial Reporting. SFAS 107-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 107-1 on its consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies. This statement amends SFAS 141, Business Combinations, to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, in accordance with SFAS 157, if the fair value can be determined during the measurement period. SFAS 141(R)-1 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R)-1 on its consolidated results of operations and financial condition.
In October 2008, FASB issued SFAS No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active, which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, SFAS No. 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in SFAS No. 157-3 is effective immediately but does not have any impact on the Partnership’s consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161: Disclosures about Derivative Instruments and Hedging Activities, an amendment of Statement of Financial Accounting Standards No. 133 (or SFAS 161). The statement requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. SFAS 161 allows but does not require, comparative disclosures for earlier periods at initial adoption.
In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 160: Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated results of operations and financial condition.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
2.	Public Offerings
On December 19, 2006, the Partnership completed its initial public offering (or the Offering) of 8.05 million common units at a price of $21.00 per unit. This included 1.05 million common units sold to the underwriters in connection with the exercise of their over-allotment option. The proceeds received by the Partnership from the Offering and the use of those proceeds are summarized as follows:

Proceeds received:
Sale of 8,050,000 common units at $21.00 per unit	$169,050

Use of proceeds from sale of common units:
Underwriting and structuring fees	$11,088
Professional fees and other offering expenses to third parties	2,793
Repayment of promissory notes and redemption of 1.05 million common units from Teekay Corporation	155,169

$169,050

On June 18, 2008, the Partnership completed a follow-on public offering (or the Follow-on Offering) of 7.0 million common units at a price of $20.00 per unit, for gross proceeds of $140.0 million. Concurrently with the public offering, Teekay Corporation, which controls the Partnership, acquired 3.25 million common units of the Partnership in a private placement at the same public offering price for a total cost of $65.0 million. On July 16, 2008, the underwriters for the public offering partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $7.5 million in gross proceeds to the Partnership.
As a result of these equity transactions, the Partnership raised gross proceeds of $216.8 million (including the Company’s proportionate 2% capital contribution), and Teekay Corporation’s ownership of the Partnership was reduced from 59.8% to 50.0% (including its indirect 2% general partner interest). The Partnership used the net proceeds from the equity offerings of approximately $210.7 million to fund the acquisition of an additional 25% interest in Teekay Offshore Operating L.P. (or OPCO) from Teekay Corporation and to repay a portion of advances to the Partnership from OPCO.
3.	Segment Reporting
The Partnership is engaged in the international transportation of crude oil through the operation of its oil tankers and FSO units. The Partnership’s revenue is earned in international markets.
The Partnership has three reportable segments: its shuttle tanker segment; its conventional tanker segment; and its FSO segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional tankers operating on fixed-rate time-charter contracts or bareboat charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate time-charter contracts or bareboat charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments is the same as those used in the preparation of the Partnership’s consolidated financial statements.
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

December 31, 2008
$
Shuttle tanker segment	1,517,961
Conventional tanker segment	332,795
FSO segment	108,304
Unallocated
Cash and cash equivalents	132,902
Accounts receivable and other assets	89,544

Consolidated total assets	2,181,506

4.	Intangible Assets
As at December 31, 2008, intangible assets consisted of:

December 31, 2008
	Weighted-Average	Gross Carrying	Accumulated	Net Carrying
	Amortization Period	Amount	Amortization	Amount
	(years)	$	$	$
Contracts of affreightment	10.2	124,250	(78,960)	45,290
Amortization of intangible assets for the five years subsequent to December 31, 2008 is expected to be $9.1 million (2009), $8.1 million (2010), $7.0 million (2011), $6.0 million (2012) and $5.0 million (2013).

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
5.	Accrued Liabilities

December 31, 2008
$

Voyage and vessel	31,162
Interest	11,994
Payroll and benefits	1,311

44,467

6.	Long-Term Debt

December 31, 2008
$

U.S. Dollar-denominated Revolving Credit Facilities due through 2017	1,314,264
U.S. Dollar-denominated Term Loans due through 2017	252,172

1,566,436
Less current portion	125,503

Total	1,440,933

As at December 31, 2008, the Partnership had seven long-term revolving credit facilities (collectively the Revolvers), which, as at such date, provided for borrowings of up to $1.46 billion, of which $142.7 million was undrawn. The total amount available under the revolving credit facilities reduces by $126.1 million (2009), $132.8 million (2010), $140.0 million (2011), $147.6 million (2012), $169.6 million (2013) and $740.9 million (thereafter). Five of the revolving credit facilities are guaranteed by certain subsidiaries of the Partnership for all outstanding amounts and contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of OPCO’s total consolidated debt. The remaining revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 33 of the Partnership’s vessels, together with other related security.
As at December 31, 2008, five of the Partnership’s six 50% owned subsidiaries had an outstanding term loan, which in the aggregate totaled $252.2 million. The term loans have varying maturities through 2017 and semi-annual payments that reduce over time. All term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at December 31, 2008, the Partnership had guaranteed $76.0 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $176.2 million.
Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus a margin. At December 31, 2008, the margins ranged between 0.45% and 0.95%. The weighted-average effective interest rate on the Partnership’s long-term debt as at December 31, 2008 was 3.4%. This rate does not reflect the effect of our interest rate swaps (Note 10).
The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2008 are $125.5 million (2009), $134.7 million (2010), $169.3 million (2011), $147.1 million (2012), $155.4 million (2013), and $834.4 million (thereafter).
7.	Leases
Charters-out and Direct Financing Lease
Time charters and bareboat charters of the Partnership’s vessels to customers are accounted for as operating leases. The carrying amount of the vessels employed on operating leases at December 31, 2008 was $1.3 billion (2007 — $1.3 billion). Leasing of the VOC equipment is accounted for as direct financing leases. As at December 31, 2008, the minimum lease payments receivable under the direct financing leases approximated $94.5 million, including unearned income of $15.9 million.
As at December 31, 2008, minimum scheduled future revenues under time charters and bareboat charters and future scheduled payments under the direct financing leases, to be received by the Partnership, then in place were approximately $1,6 billion, comprised of $376.4 million (2009), $268.1 million (2010), $194.4 million (2011), $158.3 million (2012), $133.5 million (2013) and $468.4 million (thereafter).
The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. In addition, minimum scheduled future revenues have been reduced by estimated off-hire time for period maintenance.
Charters-in
As at December 31, 2008, minimum commitments owing by the Partnership under vessel operating leases by which the Partnership charters-in vessels were approximately $393.9 million, comprised of $109.8 million (2009), $88.6 million (2010), $62.9 million (2011), $56.8 million (2012), $46.8 million (2013) and $29.0 million (thereafter). The Partnership recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
8.	Fair Value of Measurements
Effective January 1, 2008, the Partnership adopted SFAS No. 157, Fair Value Measurements. In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, the Partnership deferred the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Partnership’s fair value measurements.
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosure about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1.	Observable inputs such as quoted prices in active markets;
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents — The fair value of the Partnership’s cash and cash equivalents approximate their carrying amounts reported in the accompanying consolidated balance sheets.
Due to / from affiliates — The fair value of the amounts due to and from affiliates approximate their carrying amounts reported in the accompanying consolidated balance sheets.
Long-term debt — The fair values of the Partnership’s fixed-rate and variable-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.
Due to joint venture partners — The fair value of the Partnership’s loans from joint venture partners approximate their carrying amounts reported in the accompanying consolidated balance sheets.
Derivative instruments — The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.
The estimated fair value of the Partnership’s financial instruments is as follows:

		December 31, 2008
		Carrying	Fair
	Fair Value	Amount	Value
	Hierarchy Level	$	$

Cash and cash equivalents	—	132,902	132,902
Due from affiliate (note 9g)	—	10,110	10,110
Due to affiliate (note 9g)	—	(8,819)	(8,819)
Long-term debt	Level 2	(1,566,436)	(1,476,608)
Due to joint venture partners	—	(21,019)	(21,019)
Derivative instruments(1) (note 10)
Interest rate swap agreements	Level 2	(159,169)	(159,169)
Foreign currency forward contracts	Level 2	(37,554)	(37,554)

(1)	The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions.

(2)	The fair value of the Partnership’s interest rate swap agreements includes $3.4 million of accrued interest which is recorded in accrued liabilities on the balance sheet.
9.	Related Party Transactions
a.
The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P., the Company and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on liquefied natural gas carriers, oil tankers, shuttle tankers, FSO units and floating production, storage and offloading units.

b.
In March 2008, Teekay Corporation agreed to reimburse the Partnership for repair costs relating to one of the Partnership’s shuttle tankers. The vessel was purchased from Teekay Corporation in July 2007 and had, as of the date of acquisition, an inherent minor defect that required repairs. Pursuant to this agreement, Teekay Corporation reimbursed $0.7 million of these costs during the year ended December 31, 2008.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
c.	In March 2008, a subsidiary of OPCO sold certain vessel equipment to a subsidiary of Teekay Corporation for proceeds equal to its net book value of $1.4 million.

d.
Concurrently with the closing of the Partnership’s Follow-on Offering, the Partnership acquired from Teekay Corporation an additional 25% interest in OPCO for $205.5 million, thereby increasing the Partnership’s ownership interest in OPCO to 51%. The Partnership financed the acquisition with the net proceeds from the Follow-on Offering and a concurrent private placement of common units to Teekay Corporation. See Note 2. In connection with the valuation of the purchase of the additional 25% interest in OPCO, the Partnership incurred a fairness opinion fee of $1.1 million. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value for the 25% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $91.6 million.

e.
On June 18, 2008, OPCO acquired from Teekay Corporation two ship owning subsidiaries (SPT Explorer L.L.C. and the SPT Navigator L.L.C.) for a total cost of approximately $106.0 million, including the assumption of third-party debt of approximately $89.3 million and the non-cash settlement of related party working capital of $1.2 million. The acquired subsidiaries own two 2008-built Aframax lightering tankers (the SPT Explorer and the SPT Navigator) and their related 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years) entered into with Skaugen PetroTrans, a joint venture in which Teekay Corporation owns a 50% interest. These two lightering tankers are specially designed to be used in ship-to-ship oil transfer operations. This purchase was financed with the assumption of debt, together with cash balances. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value was accounted for as an equity distribution to Teekay Corporation of $16.2 million. Pursuant to the bareboat charters for the vessels, OPCO earned voyage revenues of $8.7 million for the year ended December 31, 2008 (including voyage revenues earned as part of the Dropdown Predecessor prior to OPCO’s acquisition of the vessels — see Note 1).

f.
In June 2008, Teekay Corporation agreed to reimburse OPCO for certain costs relating to events which occurred prior to the Partnership’s Offering in December 2006, totalling $0.7 million, primarily relating to the settlement of repair costs not covered by insurance providers for work performed in early 2006 on two of OPCO’s shuttle tankers.

g.	At December 31, 2008, due from affiliates totaled $10.1 million and due to affiliates totaled $8.8 million. Due to and from affiliate are non-interest bearing and unsecured.
10.	Derivative Instruments and Hedging Activities
The Partnership uses derivatives in accordance with its overall risk management policies. The following summarizes the Partnership’s risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates.
The Partnership hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. These foreign currency forward contracts are generally designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive income (loss), until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive income (loss) is released to earnings and is recorded within operating expenses, based on the nature of the expense being economically hedged.
Changes in fair value of foreign currency forward contracts that are not designated, for accounting purposes, as cash flow hedges are recognized in earnings and are reported in operating expenses, based on the nature of the expense being hedged.
During the year ended December 31, 2008, the Partnership reclassed $0.3 million from accumulated other comprehensive income to general and administrative expenses, on the discontinuation of hedge accounting for certain foreign currency forward contracts, where the forecasted transactions were no longer deemed to be probable of occurring.
As at December 31, 2008, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount	Fair Value / Carrying
	in	Amount	Average	Expected Maturity
	Foreign Currency	of Liability	Forward Rate(1)	2009	2010
	(thousands)	(thousands of U.S. Dollars)		(in thousands of U.S. Dollars)
Norwegian Kroner	1,228,764	$35,157	5.83	$114,718	$96,068
Australian Dollar	3,300	646	1.12	2,952	—
British Pound	443	199	0.52	750	100
Euro	24,725	1,552	0.69	23,702	12,254

		$37,554		$142,122	$108,422

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
As at December 31, 2008, the Company’s accumulated other comprehensive loss included $17.0 million of unrealized losses on foreign currency forward contracts designated as cash flow hedges. As at December 31, 2008, the Company estimated, based on then current foreign exchange rates, that it would reclassify approximately $11.6 million of net losses on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next 12 months.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR-denominated borrowings. Unrealized gains or losses relating to the change in fair value of the Partnership’s interest rate swaps have been reported in interest expense in the consolidated statements of income (loss).
As at December 31, 2008, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /	Weighted-
			Carrying	Average	Fixed
	Interest	Principal	Amount of	Remaining	Interest
	Rate	Amount	Liability	Term	Rate
	Index	$	$	(Years)	(%)(1)
U.S. Dollar-denominated interest rate swaps	LIBOR	935,000	88,580	5.5	4.7
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	397,279	70,589	12.4	5.0

		1,332,279	159,169

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2008, ranged from 0.45% and 0.95%.

(2)	Principal amount reduces quarterly or semi-annually.

(3)	The fair value of the Partnership’s interest rate swap agreements includes $3.4 million of accrued interest which is recorded in accrued liabilities on the balance sheet.
The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
11.	Income Taxes

The significant components of the Partnership’s deferred tax liabilities and assets are as follows:

December 31, 2008
$
Deferred tax liabilities:
Vessels and equipment	50,231
Goodwill and intangible assets	—
Long-term debt	11,505

Total deferred tax liabilities	61,736
Deferred tax assets:
Other	1,521
Tax losses carried forward (1)	47,567

Total deferred tax assets	49,088

Net deferred tax liabilities	12,648
Current portion	—

Long-term portion of net deferred tax liabilities	12,648

(1)	The net operating loss carry forwards of $169.0 million are available to offset future taxable income in the applicable jurisdictions, and can be carried forward indefinitely.

(2)	The change in the net deferred tax liabilities is related to the change in temporary differences and foreign exchange gains.
12.	Commitments and Contingencies
The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material affect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.
13.	Subsequent Events
(a)
In February 2009, the Partnership declared a cash distribution of $0.45 per unit for the quarter ended December 31, 2008. The cash distribution was paid on February 13, 2009 to all unitholders of record on February 6, 2009.

In May 2009, the Partnership declared a cash distribution of $0.45 per unit for the quarter ended March 31, 2009. The cash distribution was paid on May 15, 2009 to all unitholders of record on May 8, 2009.

(b)
During 2009 the Partnership intends to reflag seven of its vessels from Norwegian flag to Bahamian flag and change the nationality mix of its crews. Under this plan, the Partnership will record and pay the restructuring charges of approximately $4.4 million during 2009. The actual charges are recorded in the period in which the Partnership commits to a formalized restructuring plan or executes the specific actions contemplated by the program and all criteria for restructuring charge recognition under the applicable accounting guidance have been met. The partnership expects the reflagging will result in a reduction in its crewing costs for these vessels.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
14.	Supplemental information

The following balance sheet shows the consolidation of the Teekay Offshore GP L.L.C. balance sheet on a stand-alone basis with the balance sheet of Teekay Offshore Partners L.P., as of December 31, 2008.

	Teekay Offshore	Consolidation of	Teekay Offshore
	G.P. L.L.C	Teekay Offshore	G.P. L.L.C
	Stand-alone	Partners L.P.	Consolidated
ASSETS
Current
Cash and cash equivalents	1,414	131,488	132,902
Accounts receivable	—	39,500	39,500
Net investment in direct financing leases	—	22,941	22,941
Prepaid expenses	—	25,334	25,334
Due from affiliates	—	10,110	10,110
Other current assets	—	2,585	2,585

Total current assets	1,414	231,958	233,372

Vessels and equipment	—	1,708,006	1,708,006

Net investment in direct financing leases	—	55,710	55,710
Other assets	—	12,015	12,015
Intangible assets — net	—	45,290	45,290
Goodwill	—	127,113	127,113

Total assets	1,414	2,180,092	2,181,506

LIABILITIES
Current
Accounts payable	—	9,901	9,901
Accrued liabilities	—	44,467	44,467
Due to affiliate	104	8,715	8,819
Current portion of long-term debt	—	125,503	125,503
Current portion of derivative instruments	—	54,937	54,937
Due to from joint venture partners	—	21,019	21,019

Total current liabilities	104	264,542	264,646

Long-term debt	—	1,440,933	1,440,933
Deferred income taxes	—	12,648	12,648
Derivative instruments	—	138,374	138,374
Other long-term liabilities	—	21,346	21,346

Total liabilities	104	1,877,843	1,877,947

Non-Controlling Interest	—	300,232	300,232

Member’s equity
Member’s equity	1,310	2,358	3,668
Accumulated other comprehensive loss	—	(341)	(341)

Total member’s equity	1,310	2,017	3,327

Total liabilities and equity	1,414	2,180,092	2,181,506